October 19, 2005


Mr. Luis R. Carrasquillo
Chief Financial Officer
Margo Caribe, Inc.
Road 690, Kilometer 5.8
Vega Alta, Puerto Rico  00692


	Re:	Margo Caribe, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
Form 8-K/A Filed May 5, 2005
		File No. 000-15336


Dear Mr. Carrasquillo:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Note 22 - Subsequent Events, page F-26

1. We understand that you acquired substantially all of the assets and assumed certain liabilities and the operations of State-Line Bark & Mulch, Inc. on February 16, 2005, in exchange for $2,600,000 in cash. However, based on disclosures in the Form 8-K/A that you filed on May 5, 2005, it appears you may have also acquired some assets and liabilities that did not belong to this entity. Tell us the revisions that you believe would be necessary to clarify this matter.


Form 8-K/A Filed May 5, 2005

Exhibit 99.1

Independent Auditor`s Report

Financial Statements of State-Line Bark & Mulch, Inc.

2. We note that State-Line`s independent auditor issued a qualified opinion as a result of State-Line`s departure from U.S. GAAP for matters described in Note D. Please be advised that qualified auditor`s opinion and financial statements not prepared in accordance with U.S. GAAP are not acceptable in SEC filings, as explained in SAB
Topic 1:E.2., for purposes of complying with Regulation S-B Item
310.
Accordingly,

(a)	Please amend to present the financial statements of State-
Line
in accordance with U.S. GAAP, which should reflect only assets and liabilities that State-Line owns, and income and expense items for which State-Line is accountable.

(b)	Please revise the State-Line Statement of Income to reflect
depreciation expense attributable to cost of goods sold in its gross profit measure.

(c)	In conjunction with the foregoing, you will need to obtain a new
audit of State-Line`s amended financial statements.



Exhibit 99.2

Unaudited Pro Forma Financial Information

3. Please revise your pro forma financial statements to reflect adjustments that are necessary to comply with the preceding comment.
If you also acquired the assets and liabilities that the auditor indicates do not belong in the State-Line financial statements, you should include separate adjustments for these items, as well as a narrative describing the terms of the additional transaction. Please disclose the amount and form of consideration conveyed, and the nature of the additional items acquired.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Luis R. Carrasquillo
Margo Caribe, Inc.
October 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010